July 10, 2014

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.
Registration Statement on Form S-3
Filed June 26, 2014
File No. 333-197047

Dear Ms. Hayes,

This letter sets forth the response (this “Response Letter”) of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letter, dated July 2, 2014, of the staff of the Division of Corporation Finance (the “Staff’”) to the Company’s Registration Statement on Form S-3 (the “Registration Statement”). In order to ease your review, we have repeated your comment in its entirety in the original numbered sequence. This Response Letter is being filed with Amendment No. 1 to the Registration Statement (“Amended Registration Statement”).

Selling Stockholders, page 4

1. Please revise your disclosure to identify the natural person(s) who has voting or investment control over the shares held by the Estate of G. Moffett Cochran. For guidance, see Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.him.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the Amended Registration Statement.

Thank you for your prompt attention to the Company’s response to the comment. Should you have any questions or comments with respect to this filing, please call me at (212) 649-0623 or Christina E. Melendi at (212) 705-7814.

Sincerely

cc:	Christina E. Melendi (Bingham McCutchen LLP)

SILVERCREST ASSET MANAGEMENT GROUP INC.

1330 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10019 — (212) 649-0600

WWW. SILVERCRESTGROUP.COM